Litigation Update

Federal Court Market Timing Litigation:
A number of private lawsuits have been
filed including purported class and
derivative lawsuits, making various
allegations and naming as defendants
various persons, including certain Scudder and Deutsche (now DWS) funds (singularly, a "Fund" and collectively, the "Funds"), the Funds' investment advisors and their affiliates, certain individuals (including in some cases Fund Trustees/Directors, officers), and other parties.
Each Fund's investment advisor has agreed to indemnify the applicable Funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects related to investigations of the foregoing matters. Based on currently available information, the Funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Funds.

Fifteen class and derivative actions pertaining to market timing have been consolidated and transferred to a Multidistrict Litigation Panel in the District of Maryland ("MDL") (Multidistrict
Litigation 1586-In re Mutual Funds Investment
Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank AG, Deutsche Investment
Management Americas Inc. ("DIMA") and Deutsche
Asset Management, Inc. as well as approximately
85 Funds in the Scudder and Deutsche family of funds and John Doe defendants. The three cases that were originally filed in the Eastern
District of New York and the one case originally filed in the District of Delaware are derivative actions brought by purported shareholders in certain of the Funds. These actions are against Deutsche Investment Management Americas Inc.,
Deutsche Asset Management, Inc., and John Doe defendants.

On September 29, 2004, two consolidated amended complaints, one a Consolidated Amended
Class Action Complaint and the other a
Consolidated Amended Fund Derivative Complaint, were filed in the MDL.

On January 11, 2006, Plaintiffs filed a Second
Consolidated Amended Class Action Complaint in the MDL. The officer defendants have been voluntarily dismissed from the class action pursuant to a tolling agreement with Plaintiffs.
Deutsche Bank AG has been dismissed from the derivative action. On March 16, 2007, the Court issued an opinion in the MDL granting in part and denying in part the Deutsche Defendants' motion to dismiss the Second Consolidated
Amended Class Action Complaint.

Plaintiffs filed a Third Consolidated Amended
Class
Action Complaint ("Third Amended
Complaint") on December 10, 2007 in the MDL.
In the Third Amended Complaint, the
Plaintiffs added the names of Funds that they allegedly purchased or held during the class period. In addition, as contemplated in the Court's scheduling order, the Third Amended
Complaint added a new Plaintiff in an attempt to address standing challenges raised by the Defendants. On January 16, 2008, the Court granted in part and denied in part the Defendants' motion to dismiss certain claims on standing grounds. The parties conducted extensive discovery. The Defendants filed a motion for summary judgment and various related motions, and Class Plaintiffs contemporaneously filed a motion for class certification. The Court heard oral argument on these motions on December 10-11, 2008.

On February 12, 2010, the parties agreed to a stipulation and agreement of settlement, which is subject to approval by the Court.
Plaintiffs filed their motions for preliminary approval of the settlement with the Court on April 21, 2010. The Court conducted a hearing on May 7, 2010 on those motions and granted preliminary approval of the settlements on May 19, 2010. The Court has set the hearing for final settlement approval for October 21-
22, 2010.

State Court Market Timing Litigation:
On September 16, 2003, an action was commenced in the Circuit Court for Madison County,
Illinois, entitled Potter v. Janus Investment
Fund, et al. Defendants include, among others, DIMA and the Scudder International Fund. On
October 23, 2003, Defendants removed the action to the United States District Court for the Southern District of Illinois. On February 9,
2004 the District Court remanded the case back to the Circuit Court for Madison County.
Defendants appealed this decision.  On April
5, 2005 the Seventh Circuit Court of Appeals reversed the District Court's decision and instructed the District Court to undo the remand order and dismiss the complaint. On
May 27, 2005, the District Court, in accord with the Seventh Circuit's mandate, dismissed the action with prejudice. On September 29, 2005, Plaintiffs filed a petition for a writ of certiorari to the Supreme Court of the United States. On January 6, 2006, the
Supreme Court granted the petition to address jurisdictional questions. On June 15, 2006, the Supreme Court vacated the decision of the Seventh Circuit and held that the Court of Appeals did not have jurisdiction to address the District Court's remand order. The case was remanded to and reopened in the Circuit
Court for Madison County.  On November 13,
2006, Defendants removed the case to Federal
District Court for a second time.  On April
6, 2007, the District Court remanded the case back to the Circuit Court for Madison County.
Defendants appealed this decision to the Seventh
Circuit, which dismissed the appeal for lack of jurisdiction on July 13, 2007. The case is now back in the Circuit Court for Madison
County. Argument on Defendants' motion to dismiss occurred in August 2007, and the parties are awaiting the Circuit Court's decision.
The Circuit Court issued an Order dated July
16, 2008 stating that the issues raised by the motion to dismiss are nearly identical to those in a pending appeal in an action involving the Putnam funds, and that the Court would therefore wait for the decision of the Illinois Appellate
Court in that case before ruling on the motion to dismiss.

On January 6, 2010, the Illinois Appellate
Court ruled in favor of the Putnam fund
defendants and against Plaintiffs in that action, holding that Plaintiffs' claims are precluded by the Securities Litigation Uniform
Standards Act. Plaintiffs filed a motion for rehearing in the Illinois Appellate Court, which was denied on February 16, 2010. The Illinois
Appellate Court issued its mandate on March 30, 2010, and on April 5, 2010, the Circuit Court dismissed the Putnam action with prejudice.
On April 15, 2010, Defendants in the Scudder action filed a supplemental memorandum in support of their pending motion to dismiss.
On April 15, 2010, Plaintiffs filed a motion in the Putnam case to modify the order dismissing that action and for leave to file an amended complaint. On April 20, 2010, Plaintiffs filed a motion for leave to file a Second
Amended Complaint in the Scudder action, which Defendants have opposed. The parties appeared for a hearing before the Circuit
Court on April 23, 2010 and await the decision of that court on the pending motions.

Federal Court Revenue Sharing Litigation:
The following purported class actions
pertaining to revenue sharing were filed in the Southern District of New York: Walker v.
Deutsche Bank AG, et al., Mazza v. Deutsche
Bank AG, et al. and Icardo v. Deutsche Bank
AG, et al. These three class actions were consolidated. The consolidated Complaint filed on December 19, 2005 named as defendants
Deutsche Bank AG, certain affiliated adviser entities, and Scudder Distributors Inc. On
August 15, 2007, the Court granted the
Defendants' motion to dismiss with prejudice and denied Plaintiffs' request for leave to amend the complaint. The Plaintiffs did not appeal, and the deadline for appealing this decision has now passed.


DB1/64764105.1

5/26/10